Eiger Technology Strengthens Executive Team With New Appointments



Toronto, April 10th, 2003 /CNW/-- Eiger Technology, Inc. (TSX: AXA, OTCBB:
ETIFF) ("Eiger") is pleased to announce that it has strengthened its executive team with a board appointment and new management as it moves to enhance its strategic depth.

Roland P. Austrup has been named to the Board of Directors. Mr. Austrup is president and CEO of Integrated Managed Futures Corp., the managed futures subsidiary of Integrated Asset Management (IAM), a Toronto-based asset manager with $1.3 billion under management. Mr. Austrup has been an important bridge between the investment community and the company over the past two years. We look forward to Mr. Austrup's continued participation in this new capacity.

Jason R. Moretto has recently been appointed Director of Finance and will be responsible for managing company finance and accounting operations, as well as evaluating capital investment and acquisition programs. Mr. Moretto has extensive experience in finance and accounting that will have specific benefit to Eiger as it executes its growth and consolidation strategy going forward. Prior to joining Eiger, Mr. Moretto served over 5 years in equity research with BMO Nesbitt Burns. Mr. Moretto holds a Bachelor of Commerce degree from the University of Toronto, and is a Certified General Accountant and Chartered Financial Analyst.


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call
(416) 216-8659.


                                      -30-


The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.